BECKER & POLIAKOFF, LLP

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www.becker-poliakoff.com

October 10, 2012

Filed via EDGAR

Ms. Jan Woo, Esq.

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Authentidate Holding Corp. Registration Statement on Form S-3 Filed August 6, 2012 File No.: 333-183093

Dear Ms. Woo:

We are counsel to Authentidate Holding Corp. (“Authentidate” or the “Company”) and are in receipt of your letter dated August 15, 2012 concerning comments to the above-referenced registration statement filed by the Company. This letter sets forth the Company’s responses to the Staff”s comments as set forth in such letter. In presenting this response, we have followed the enumerated comments and section headings as set forth in your letter. For your convenience, we have repeated each of the comments set forth in the Staff’s letter and followed each comment with the Company’s response.

The Company’s responses are as follows:

Comment 1. Footnote 1 to your registration fee table as well as your legality opinion indicate that the registration statement covers 3,107,497 shares of the company’s common stock that are issuable upon the exercise of currently outstanding warrants. It appears that these warrants were issued on December 10, 2009 and October 13, 2011 pursuant to a registration statement filed on Form S-3 (333-161220) and that the offers and sales of those warrants included offers of the underlying shares. Please confirm, if true, that the offering and sale of the common shares

Securities & Exchange Commission

underlying the warrants were registered in the prior registration statement. It is unclear whether you are seeking to register the underlying shares of common stock for the first time in this registration statement, or whether you are relying on Rule 429 of the Securities Act of 1933 to carry forward the transactions previously covered by the previous registration statement. Please advise. If you are relying on Rule 429, revise the prospectus cover page to provide information regarding the previous registration statement. If the offers and sales of the shares underlying the warrants were not covered by the prior filing, please provide your analysis.

Response

As noted in Staff’s comment, footnote 1 to the registration fee table as well as the legality opinion filed as an exhibit to the new registration statement filed by Authentidate Holding Corp. (File No.: 333-183093) (the “New Registration Statement”) provides that such New Registration Statement covers 3,107,497 shares of the company’s common stock that are issuable upon the exercise of currently outstanding warrants. This will confirm that these warrants were issued on December 10, 2009 and October 13, 2011 pursuant to a registration statement filed on Form S-3 (File No.: 333-161220) (the “Prior Registration Statement”) and that the offers and sales of those warrants under the Prior Registration Statement included offers of the underlying shares.

In including such securities in the New Registration Statement, the Company relied on the provisions of Rule 415(a)(5) and Rule 415(a)(6) under the Securities Act of 1933, as amended. The Company relied on such rules following discussions with Staff of the Commission and its analysis of guidance published by the Commission captioned “Filing Guidance for Companies Replacing Expiring Shelf Registration Statements in Accordance with Securities Act Rules 415(a)(5) and (6)” published on November 21, 2008.

Thank you for your assistance in this matter. We appreciate the opportunity to reply to your comments. Should you have any further comments please do not hesitate to contact the undersigned.

Sincerely yours,

Becker & Poliakoff, LLP

By:	/s/ Michael A. Goldstein
Michael A. Goldstein

cc:	O. Benjamin

W. Marshall

Securities & Exchange Commission

Certificate of Authentidate Holding Corp.

The undersigned, O’Connell Benjamin, President and Chief Executive Officer of Authentidate Holding Corp. (the “Company”), hereby represents to the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on behalf of the Company as follows:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•

staff comments or changes to disclosure in response to staff comments in the Company’s filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company understands that the Division of Enforcement has access to all information that the Company provides to the staff of the Division of Corporation Finance in the staff’s review of the Company’s filings or in response to the staff’s comment on the Company’s filings.

In witness whereof, the undersigned has caused this Certificate of Authentidate Holding Corp. to be signed on behalf of the Company on the 10th day of October, 2012.

Authentidate Holding Corp.

By:	/s/ O’Connell Benjamin
Name:	O’Connell Benjamin
Title:	President and Chief Executive Officer